

July 28, 2014

<u>Via E-mail</u>
Art P. Beattie
Executive Vice President and Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

   Re: The Southern Company
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 27, 2014
      File No. 1-03526

Dear Mr. Beattie:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jason Niethamer for

           Jennifer Thompson
           Accounting Branch Chief